Exhibit 12.1

Pliant Corporation

Statement Regarding Computation of
Ratios of Earnings to Fixed Charges

(in millions)

	Fiscal Year Ended December 31,
	1999		2000	2001		2002	2003
Earnings:
Income (loss) before taxes	32.4		(72.5)	4.7		(44.9)	(109.1)
Fixed charges (from below)	46.2		89.5	78.6		78.8	100.6

Earnings	78.6		17.0	83.3		33.9	(8.5)

Fixed Charges:
Interest expense	44.0		87.2	76.0		75.3	96.4
Estimated interest portion of operating leases (assumed 1/3)	2.2		2.3	2.6		3.5	4.2

Fixed charges	46.2		89.5	78.6		78.8	100.6

Ratio of earnings to fixed charges	1.7	x	—	1.1	x	—	—
Deficiency of earnings to fixed charges	—		(72.5)	—		(44.9)	(109.1)